SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Claude Resources Inc. (Translation of registrant.s name into English)

200, 224 - 4th Ave S., Sakatoon, SK, S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:
Form20-F |X| Form40-F | |

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes | | No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary/Treasurer

May 6, 2003

Claude Drills Porky Lake Gold Discovery

Following up on its 2002 West Porky discovery (press release May 8/02), Claude Resources completed 5,775 metres in 28 holes of infill drilling on the West Porky main zone, complemented by 2,913 metres in 13 holes testing the structure to the west-northwest. Claude’s 2003 drill program was successful in confirming continuity within the main zone and in discovering a new arenite-hosted high-grade zone one kilometre to the west-northwest. The West Porky project is approximately two kilometres north of the Company’s wholly-owned Seabee mine. Significant drill intersections from 2002 and 2003 are detailed in the ensuing table.

2002 Drill Results – West Porky Main Zone

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock

PKY02-01	M1	69.25	72.30	3.05	54.33	Fault in calc-silicate
		122.70	125.70	3.00	14.12	Silicified arenite

PKY02-02	M2	35.00	36.70	1.70	2.69	Calc-silicate

PKY02-03	M3	36.50	39.30	2.80	1.83	Calc-silicate
		50.95	52.30	1.35	8.90	Silicified arenite
		62.20	64.40	2.20	8.46	Silicified arenite

PKY02-04	M4	37.90	39.80	1.90	4.62	Calc-silicate
		73.55	77.40	3.85	15.79	Silicified arenite

PKY02-05	M5	15.30	16.40	1.10	2.43	Calc-silicate
		18.30	19.50	1.20	2.87	Calc-silicate

PKY02-06	M6	12.00	13.00	1.00	3.74	Calc-silicate
		67.20	70.70	3.50	6.04	Silicified arenite

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock
PKY02-07	M7	128.80	130.20	1.40	10.70	Calc-silicate
		152.60	155.00	2.40	1.32	Silicified arenite

PKY02-08	M8	107.10	111.40	4.30	3.06	Silicified arenite

PKY02-09	M9	64.95	66.80	1.85	6.90	Calc-silicate
		117.10	118.70	1.60	2.37	Silicified arenite

PKY02-10	M10	25.40	26.50	1.10	1.10	Calc-silicate

PKY02-11	M11	37.00	37.50	0.50	54.96	Calc-silicate
		101.30	104.90	3.60	12.44	Calc-silicate

PKY02-12	M12	87.50	88.20	0.70	1.49	Silicified arenite

PKY02-14	M14	179.60	182.00	2.40	7.44	Calc-silicate
		188.90	191.75	2.85	4.34	Calc-silicate

PKY02-15	M15	239.80	241.20	1.40	1.98	Calc-silicate
		246.90	248.50	1.60	2.37	Silicified arenite

PKY02-16	M16	202.15	204.10	1.95	9.98	Calc-silicate
		227.70	229.45	1.75	3.51	Silicified arenite

PKY02-17	M17	191.10	191.60	0.50	1.71	Calc-silicate
		257.10	257.80	0.70	1.65	Silicified arenite

PKY02-18	M18	333.55	335.20	1.65	1.83	Calc-silicate
		338.70	340.70	2.00	4.00	Silicified arenite

2003 Drill Results – West Porky Main Zone

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock

PK03-19	M19	199.15	200.30	1.15	3.67	Calc-silicate
PK03-19		259.00	259.40	0.40	7.44	Arenite

PK03-20	M20	145.60	164.60	19.00	3.00	Calc-silicate
Includes		145.60	149.45	3.85	7.26	Calc-silicate
and		161.90	164.60	2.70	6.36	Mafic volcanics
PK03-20		227.70	229.45	1.75	7.24	Arenite

PK03-21	M21	217.05	217.30	0.25	17.23	Arenite

PK03-22	M22	196.20	197.20	1.00	5.06	Calc-silicate
PK03-22		218.30	219.75	1.45	4.60	Calc-silicate

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock

PK03-22		227.30	229.35	2.05	4.69	Mafic volcanics
PK03-22		248.30	250.40	2.10	5.90	Calc-silicate
PK03-22		270.25	279.30	7.95	7.15	Arenite + felsite
PK03-22		290.20	292.50	2.30	9.24	Arenite

PK03-23	M23	159.25	160.10	0.85	7.26	Calc-silicate
PK03-23		208.55	209.40	0.85	5.82	Arenite

PK03-24	M24	92.65	95.45	2.80	11.77	Mafic volcanics
PK03-24		105.90	107.60	1.70	3.68	Calc-silicate
PK03-24		116.80	118.30	1.50	6.17	Calc-silicate
PK03-24		121.45	122.95	1.50	3.66	Calc-silicate

PK03-25	M25	130.50	134.10	3.60	1.44	Mafic volcanics
PK03-25		179.40	180.45	1.05	8.86	Arenite

PK03-26	M26	166.55	170.50	3.95	1.47	Mafic volcanics

PK03-27	M27	115.10	120.00	4.90	7.16	Quartz calc-silicate
Includes		115.10	117.50	2.40	12.50
And		119.40	120.00	0.60	7.68	Quartz vein in mafic volcanics
PK03-27		164.00	165.65	1.65	3.79	Quartz vein in mafic volcanics

PK03-28	M28	19.80	21.50	1.70	4.08	Mafic volcanics
PK03-28		93.95	94.56	0.61	8.50	Arenite

PK03-29	M29	147.30	149.10	1.80	1.74	Calc-silicate
PK03-29		243.30	245.65	2.35	3.56	Arenite
PK03-29		260.15	264.45	4.30	3.62	Arenite

PK03-30	M30	77.30	79.50	2.20	11.08	Mafic volcanics
PK03-30		144.20	161.30	17.10	3.62	Arenite
Includes		146.90	148.65	1.75	9.49
And		156.55	159.15	2.60	6.99

PK03-31	M31	66.30	67.50	1.20	2.98	Mafic volcanics
PK03-31		109.95	111.65	1.70	2.54	Calc-silicate
PK03-31		130.15	132.15	2.00	1.97	Arenite
PK03-31		151.00	153.50	2.50	8.57	Arenite

PK03-33	M33	191.75	194.25	2.50	2.09	Mafic volcanics

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock

PK03-34	M34	108.05	109.60	1.55	3.83	Calc-silicate
PK03-34		158.95	160.90	1.95	3.01	Arenite

PK03-36	M36	53.35	57.30	3.95	2.06	Calc-silicate
PK03-36		90.53	91.98	1.45	3.99	Calc-silicate

PK03-40	M40	109.50	111.25	1.75	2.24	Mafic volcanics

2003 New Discovery – West Zone

Hole #	Map ref.	From (m)	To (m)	Interval (m)	Grade (g/t)	Host Rock

GA03-1	W1	89.60	91.85	2.25	5.57	Mafic volcanics

GA03-4	W4	210.00	211.80	1.80	10.54	Arenite

GA03-6	W6	96.85	99.80	2.95	33.22	Arenite
GA03-6		119.20	121.60	2.40	11.81	Arenite
GA03-6		157.10	162.20	5.10	6.12	Quartz vein in arenite
Includes		157.10	158.75	1.65	14.66	Hanging Wall contact of vein

GA03-10	W10	202.75	210.03	7.28	2.73	Quartz vein in arenite
Includes		203.75	206.00	2.25	5.88

GA03-12	W12	205.60	207.35	1.75	9.05	Arenite

GA03-13	W13	256.95	258.60	1.65	6.86	Arenite

The West Porky discovery comprises two principal styles of mineralization; shear-related sulfide-replacement in calc-silicate altered, mafic volcanic rocks and free gold associated with silicification of a feldspathic arenite. As shown on the accompanying plan map and longitudinal sections, both styles appear as planar surfaces that substantially parallel the SSE-trending, steeply dipping metamorphosed volcano-sedimentary contact. Both mineralized structures appear to plunge moderately to the southeast and either pinch-out or are truncated by a felsite dike along their eastern margin. Drilling confirmed continuity over 400 metres of strike length, routinely to a depth of 250 metres on approximately 50-metre centres.

The dominant sulfide phases in the replacement style of mineralization are pyrite and pyrrhotite. Arsenopyrite is a constituent of both the calc-silicate and arenite-hosted mineralization. However, metallic assays indicate that the gold contents in both rock types are typically in the coarser fraction and only weakly correlative with arsenopyrite.

The new discovery to the west-northwest is hosted by the feldspathic arenite. Drilling to date has returned several very encouraging intervals. Although constrained near surface by shallow drilling, the depth potential of this zone and its relationship to the West Porky system are recognized as substantive, high priority drill targets. Induced polarization and ground magnetometer surveys have been conducted to facilitate zonal modeling.

Both the West Porky and West zones outcrop on the Currie Rose property in which Claude Resources has a 100% working interest, subject to a 30% Net Profits Interest in favour of Currie Rose Resources.

The core from the Porky Lake project was logged and split at the Company’s logging facility at the Seabee mine. Initial assaying was done by the mine’s assay laboratory. The pulps and rejects from all samples that assayed over one gram per tonne were shipped out and reassayed by TSL Laboratories in Saskatoon. Total metallic assays were routinely performed on samples that exceeded five grams per tonne by conventional assaying methods. The qualified person on the project is Philip E. Olson, P. Geo. (Sask).

Additional plan view and long sections of the drill hole locations has been posted as the most recent news release on the Claude Resources’ web-site at www.clauderesources.com.

For more information please contact:

Philip E. Olson, P.Geo. Vice-President, Exploration (306) 668-7505